May 12, 2015

Via Edgar (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ivan Griswold, Esq.

Re:	Majesco
Registration Statement on Form S-4
File No. 333-202180

Dear Mr. Griswold:

Majesco, a California corporation (the “Company”), hereby requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the Company’s registration statement on Form S-4, Registration No. 333-202180, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:30 p.m., Eastern time on May 13, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact our counsel, Valérie Demont of Pepper Hamilton LLP, by telephone at 212-808-2745, by fax at 800-476-9987, or e-mail at demontv@pepperlaw.com.

Sincerely,

/s/ Ketan Mehta
Ketan Mehta President and Chief Executive Officer

cc:	Via E-Mail
Pepper Hamilton LLP
Valérie Demont, Esq.